UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Update to Response to Inquiry relating to Press Reports

In respect of the Report on Form 6-K submitted by KB Financial Group Inc. (“KB Financial Group”) on December 13, 2010 disclosing KB Financial Group’s response to an official inquiry received from the Korea Exchange on the same date, KB Financial Group disclosed on July 11, 2011, that while it is discussing with Industrial and Commercial Bank of China Limited (“ICBC”) various ways of business alliance in the investment banking sector, it is not currently pursuing the establishment of a joint investment company with ICBC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 11, 2011	By:/s/ Jong Kyoo Yoon
(Signature)
	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO